Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

05011823

SUPPL

October 14, 2005

File No.82-3300

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
OCT 17 2005
WASH. D.C. 185 SECTION

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document(s) filed with the domestic stock exchanges, for your information and record:

Sr. No.	**Requirement under Listing Agreement with domestic Stock Exchanges**	**Letter dated**	**Subject matter**
1	Clause 41	October 14, 2005	Intimation to Stock Exchanges about Board Meeting to be held on Thursday, October 27, 2005 to consider unaudited financial results for the quarter ended September 30, 2005

Thanking you,

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

October 14, 2005

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.3372 3121 / 2272 3710

The Secretary
National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No. 2659 8237 / 38

The Secretary
The Calcutta Stock Exchange Association Ltd
7 Llyons Range
Calcutta 700001
Fax No.033-2210 4486/ 2220 6928

Dear Sir,

Sub : **Board Meeting for approving the unaudited financial results for the quarter ended September 30, 2005**

We wish to inform that a meeting of the Board of Directors of the Company will be held on **Thursday, October 27, 2005** to consider, *inter alia*, the unaudited financial results of the Company for the quarter ended September 30, 2005.

We shall inform you the decision of the Board of Directors after conclusion of the meeting.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

a/c

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

October 14, 2005

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.3372 3121 / 2272 3710

The Secretary
National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No. 2659 8237 / 38

The Secretary
The Calcutta Stock Exchange Association Ltd
7 Llyons Range
Calcutta 700001
Fax No.033-2210 4486/ 2220 6928

Dear Sir,

Sub : **Board Meeting for approving the unaudited financial results for the quarter ended September 30, 2005**

We wish to inform that a meeting of the Board of Directors of the Company will be held on **Thursday, October 27, 2005** to consider, *inter alia*, the unaudited financial results of the Company for the quarter ended September 30, 2005.

We shall inform you the decision of the Board of Directors after conclusion of the meeting.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary